SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2014
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-12084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LIBBEY INC. SUPPLEMENTAL RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Libbey Inc.
300 Madison Ave.
Toledo, Ohio 43604

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:
1. Financial statements

•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2014, and December 31, 2013

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and December 31, 2013

•	Notes to Financial Statements

•	Supplemental Schedule — H, Line 4i Schedule of Assets (Held at End of Year)
2. Exhibits

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC. SUPPLEMENTAL RETIREMENT PLAN

Libbey Inc. Employee Benefits Committee Plan Administrator

Dated:	June 11, 2015	By:	/s/ Timothy T. Paige
Timothy T. Paige
Chairman Employee Benefits Committee

		By:	/s/ Sherry L. Buck
Sherry L. Buck
Vice President and Chief Financial Officer of Libbey Inc.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Libbey Inc. Supplemental Retirement Plan

Years Ended December 31, 2014 and 2013

With Report of Independent Registered Public Accounting Firm

Libbey Inc. Supplemental Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Libbey Inc. Employee Benefits Committee
Libbey Inc. Supplemental Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Supplemental Retirement Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Libbey Inc. Supplemental Retirement Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Libbey Inc. Supplemental Retirement Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Toledo, Ohio
June 11, 2015

Libbey Inc. Supplemental Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value (Note 4)	$56,227,834	$54,711,301
Notes receivable from participants (Note 5)	3,090,768	3,064,240
Net assets available for benefits reflecting investments at fair value	59,318,602	57,775,541
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	(45,397)	15,464
Net assets available for benefits	$59,273,205	$57,791,005

See accompanying notes.

Libbey Inc. Supplemental Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013
Additions
Investment income:
Interest and dividends	$1,288,709	$1,088,830
Interest income on notes receivable from participants	122,822	133,950
Contributions:
Participants	2,233,789	2,335,472
Employer	840,643	897,279
	3,074,432	3,232,751

Total additions	4,485,963	4,455,531

Deductions
Participant withdrawals or benefits paid directly to participants	(8,625,713)	(8,697,196)
Expenses	(62,962)	(56,689)
Total deductions	(8,688,675)	(8,753,885)

Net appreciation in fair value of investments (Note 4)	5,768,244	6,609,227
Net increase prior to transfer	1,565,532	2,310,873

Net transfer to Libbey Inc. Retirement Savings Plan	(83,332)	(36,133)

Net assets available for benefits:
Beginning of year	57,791,005	55,516,265
End of year	$59,273,205	$57,791,005

See accompanying notes.

Libbey Inc. Supplemental Retirement Plan

Notes to Financial Statements

December 31, 2014

1. Description of Plan

General

The Libbey Inc. Supplemental Retirement Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible union hourly employees. The Plan was amended and restated on January 28, 2013 and effective on January 1, 2013.

The Plan is a defined contribution plan that provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are limited to 25% of the eligible compensation for Libbey Glass Union employees and are immediately 100% vested. Contributions are allocated at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed, and any such changes shall be effective as soon as administratively feasible.

The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant’s account.

The Company contributes to the Plan on behalf of each participant an amount equal to 50% on the first 6% of the participant’s pretax contributions not to exceed 3% of the participant’s eligible compensation as determined by the union agreement. Company matching contributions are allocated to investments based on the participant’s deferral elections. Company matching contributions are immediately 100% vested.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.

Participants may transfer existing fund balances among the various investment funds daily.

The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the plan document for more specific provisions, including benefit payments.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to contract negotiations and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Upon termination, the entire interest of each participant’s account is distributed to the participants.

Assets in Trust

For the years ended December 31, 2014 and 2013, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank, N.A.

Distributions of Benefits

Distribution of vested benefits may be made upon the occurrence of any one of the following:

•	In-service withdrawal on or after attainment of age 59-1/2;

•	Disability (as defined in the Plan) of the participant;

•	Death of the participant;

•	Termination of employment; or

•	With respect to before-tax deferrals, hardship (as defined in the Plan).

Benefits due upon death are generally paid in a lump sum or installments, depending on the terms of any applicable collective bargaining agreement and whether benefit distributions have already begun. Death benefits are based on amounts in the participants’ accounts. Benefits due upon termination, withdrawal, or disability are paid in a lump sum or installments, as

Libbey Inc. Supplemental Retirement Plan

Notes to Financial Statements (continued)

applicable, and are based on vested amounts in the participants’ accounts. Other withdrawal options and/or forms of benefit payment may be available with respect to participants who were covered under certain plans that were previously merged into the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and their respective share of investment fund earnings (losses) and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies and common stock are valued based on quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common collective trusts contain investments in equity and bond funds and wrap contracts. The fair value is based on the underlying investments that are traded on an exchange and active market. Reliance is placed on the net asset value of the audited financial statements of these trusts.

The JP Morgan Stable Asset Income Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Company Stock

The Plan invests in common stock of the Company. Dividends paid or deemed paid shall constitute applicable dividends per the Internal Revenue Code (the Code).

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Plan Expenses

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or

Libbey Inc. Supplemental Retirement Plan

Notes to Financial Statements (continued)

transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Reclassifications

Certain amounts in the financial statements have been reclassified to conform to the 2014 financial statement presentation, including a reclassification between international equity, US equity funds and fixed income on the investments measured as fair value.

New Accounting Standards

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. We are currently assessing the impact that this standard will have on our financial statements.
3. Fair Value Measurements

In accordance with ASC 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

•	Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

•
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

Libbey Inc. Supplemental Retirement Plan

Notes to Financial Statements (continued)

Registered investment companies: Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

Common collective trusts: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 and 2013 (Level 1, 2, and 3 inputs are defined above):

	Fair Value Measurements Using Input Type December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments:
Registered investment companies:
US equity funds	$18,041,630	$—	$—	$18,041,630
International equity	5,648,121	—	—	5,648,121
Fixed income	8,098,215	—	—	8,098,215
Libbey Inc. common stock	13,241,332	—	—	13,241,332
Common collective trusts (a)	—	11,198,536	—	11,198,536
Total investments measured at fair value	$45,029,298	$11,198,536	$—	$56,227,834

	Fair Value Measurements Using Input Type December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments:
Registered investment companies:
US equity funds	$18,004,598	$—	$—	$18,004,598
International equity	5,914,648	—	—	5,914,648
Fixed income	7,524,936	—	—	7,524,936
Libbey Inc. common stock	11,798,477	—	—	11,798,477
Common collective trusts (a)	—	11,468,642	—	11,468,642
Total investments measured at fair value	$43,242,659	$11,468,642	$—	$54,711,301
___________________________________

(a)
Represents investments in common collective trusts. One of the trusts invests in high quality fixed income portfolios combined with investment contracts called “benefit responsive wraps” issued by other insurance companies. The investment strategy for this trust is to provide current income while preserving principal, providing liquidity and stable net asset value. The other common collective trust's investment strategy is to provide investment results that correspond to the total return performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Index. There are no unfunded commitments at December 31, 2014 for either trust. The Plan may terminate its interest in the trusts at any time. Complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the fund (see Note 2). The fair value of the common collective trusts have been determined based on the fair value of the underlying investments of the fund as of measurement date. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully

Libbey Inc. Supplemental Retirement Plan

Notes to Financial Statements (continued)

benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

4. Investments

Investments whose fair value represents 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2014	2013
Libbey Inc. common stock	$13,241,332	$11,798,477
JP Morgan Stable Asset Income Fund (at fair value)*	7,078,028	7,376,674
Dodge & Cox Stock Fund	4,857,442	4,680,679
Harbor Capital Appreciation Fund	4,203,262	4,090,396
BlackRock Equity Index Fund	4,120,508	4,091,968
Harbor International Fund	3,431,576	5,605,233
JP Morgan 100% U.S. Treasury Money Market Fund	3,211,288	3,023,542
___________________________________
* The contract value of the Plan's investment in the JP Morgan Stable Asset Income Fund was $7,032,631 and $7,392,138 at December 31, 2014 and 2013, respectively.

During 2014 and 2013, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	Year Ended December 31,
	2014	2013
Registered investment companies	$22,126	$4,206,647
Common collective trusts	641,321	1,137,003
Libbey Inc. common stock	5,104,797	1,265,577
	$5,768,244	$6,609,227

5. Notes Receivable from Participants

The Plan permits participants to borrow up to a maximum of $50,000, or 50%, of their investment balance once their investment balance reaches $1,000. Loans are made subject to certain conditions and limitations specified in the plan document and are repaid in weekly installments, including interest, over periods of between one to five years or up to 10 years for the purchase of a primary residence. A participant is entitled to a maximum of two loans; however, the loans must be initiated12 months apart. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options. If a participant terminates employment from the Company, the loan must be paid in full otherwise it will be treated as a distribution to the participant after 90 days.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated February 28, 2014, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and the related trust is tax-exempt.

Libbey Inc. Supplemental Retirement Plan

Notes to Financial Statements (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

7. Related-Party Transactions

Certain plan investments are shares of mutual funds managed by the Trustee and shares of mutual funds managed by Harbor Capital Advisors, the investment advisors of various defined benefit pension plans of the Company. The investments in mutual funds managed by the Trustee and Harbor Capital Advisors qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Reconciliation Between Financial Statements and Form 5500

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$59,273,205	$57,791,005
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	45,397	(15,464)
Net assets available for benefits per the Form 5500	$59,318,602	$57,775,541

The following is a reconciliation of the net increase (decrease) in assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

Net increase in net assets available for benefits per the financial statements	$1,565,532
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	60,861
Total net income per the Form 5500	$1,626,393

Supplemental Schedule
Libbey Inc. Supplemental Retirement Plan
EIN 34-1559357   Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Par, or Maturity Value Rate of Interest	Current Value

Registered investment companies:
Harbor*	53,145 shares of International Fund	3,431,576
	171,556 shares of Bond Fund	2,070,676
	72,533 shares of Capital Appreciation Fund	4,203,262
Invesco	54,779 shares of Small Capital Growth Fund	2,141,872
Dodge & Cox	26,846 shares of Stock Fund	4,857,442
Cohen & Steers	2,272 shares of Realty Shares Fund	113,735
Dimensional	1,320 shares of DFA Emerging Markets Value Fund	33,985
	46,294 shares of DFA U.S. Small Cap	1,442,064
	4 shares of DFA U.S. Small Cap Value	133
JP Morgan*	68,270 shares of High Yield Fund	518,853
	33,272 shares of SmartRetirement 2015 Fund	588,917
	45,011 shares of SmartRetirement 2020 Fund	827,297
	27,848 shares of SmartRetirement 2025 Fund	495,410
	23,856 shares of SmartRetirement 2030 Fund	456,846
	22,374 shares of SmartRetirement 2035 Fund	410,338
	15,695 shares of SmartRetirement 2040 Fund	308,398
	24,468 shares of SmartRetirement 2045 Fund	454,607
	10,402 shares of SmartRetirement 2050 Fund	193,054
	132 shares of SmartRetirement 2055 Fund	2,695
	7,984 shares of SmartRetirement Income Fund	140,359
	3,211,288 units, 100% U.S. Treasury Money Market Fund	3,211,288
American Funds	32,963 shares of Growth Fund of America	1,405,201
Vanguard	54,487 shares of Inflation-Protected Securities Fund	1,409,568
	81,677 shares of Total Bond Market Index	887,829
	74,951 shares of FTSE All-World ex-U.S. Index	2,182,561
Common collective trusts:
JP Morgan*	16,271 shares of Stable Asset Income Fund	7,078,028
BlackRock	55,040 shares of Equity Index Fund	4,120,508
Common stock:
Libbey Inc.*	421,162 shares of common stock	13,241,332
Total investments		56,227,834

Participant Loans*	Interest rates ranging from 4.25% to 9.25% with latest maturity date of May 31, 2024	3,090,768
Net Total Assets		$59,318,602
___________________________________
* Indicates a party-in-interest to the Plan.